Exhibit 99.5

[LETTERHEAD OF STANDARD & POOR’S ]

March 11, 2003

Private and Confidential

Mr. David S. DeVito

Managing Director

Chief Financial Officer

TCW Investment Management Company

865 South Figueroa Street, Suite 1800

Los Angeles, California 90017

Subject:	Indication of the Relationship of the Fair Market Value of the Termination Fee Under the Management Agreement to $10 Million

Dear Mr. DeVito:

This letter summarizes Standard & Poor’s Corporate Value Consulting’s (“CVC”) limited procedures and findings relating to the fair market value of the Management Agreement dated December 9, 1997 (as subsequently amended) (“Agreement”) between Apex Mortgage Capital, Inc. (“Apex”) and TCW Investment Management Company (“TIMCO” or the “Company”). The sole purpose of this engagement is to assist TIMCO in its discussions with the Board of Directors of Apex that the fair market value of the Agreement is at least $10 million. For the purpose of our analyses, the valuation date was assumed to be January 1, 2003 (the “Valuation Date”).

As explained below, we have concluded that the fair market value of the Agreement is greater than $10.0 million. This conclusion is based upon our determination that the fair market value contributed by the Base Management Compensation alone would be approximately $11.3 million, using the assumptions discussed below. This value should be considered the minimum fair market value of the Agreement in light of the potential for incremental value associated with the Incentive Management Compensation and with the tax amortization benefits associated with amortizing the Agreement for tax proposes, both of which have been excluded in our determination of the $11.3 million minimum fair market value.

BACKGROUND

Apex was established to invest in mortgage assets, such as mortgage securities, mortgage loans and short-term investments, Apex’s basic operating objective is to generate attractive dividend yields and potential share price appreciation for its shareholders. Apex is an active acquirer of GNMA, Fannie Mae and FHLMC certificates, as well as other highly rated single-family real estate and mortgage related assets. Apex’s emphasis is on quality portfolio structuring and security selection as opposed to interest rate timing. The portfolio is funded with short-term borrowings from Wall Street dealers. Apex actively employs hedging and funding strategies to minimize interest rate risk and market value volatility.

The Company manages the day-to-day operations of Apex in accordance with the Agreement. It reports to a Board of Directors, the majority of whom are unaffiliated with the TCW Group, Inc. or TIMCO. The TCW Group, Inc. is an international money management company with approximately $80 billion of assets under management across various equity, fixed income and alternative investment strategies.

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

TERMINATING FEE PROVISION

Paragraph 10.2 of the Agreement provides for a “Termination Fee.” It states, in part: “[i]n addition to such further liability or obligation of either party to the other provided in Section 13 of this Agreement, if this Agreement is terminated without cause (as “cause” is defined in Section 12 of this Agreement) by delivery of a notice of non-renewal pursuant to Section 10.1 or because the Company does not consent to an assignment of this Agreement by the Manager in connection with any acquisition, consolidation or merger of TCW (to the extent such consent is required pursuant to the Investment Adviser Act), the Company, in addition to its obligations under Section 13, shall pay the Manager a termination fee in an amount equal to the fair market value of this Agreement determined by an independent appraisal. For the purposes of determining the fair market value of this Agreement, it will be assumed that this Agreement is unlimited in term and not subject to termination or non-renewal (emphasis added).”

You have asked CVC to determine if the fair market value of the Agreement on the Valuation Date is at least $10 million taking into account, among other facts and circumstances, the potential for the “fair market value” termination fee provided for in paragraph 10.2.

FAIR MARKET VALUE

The term “fair market value” as used in Paragraph 10.2 of the Agreement does not appear to be defined in the Agreement. However, we note that Paragraph 19 states that: “[t]his Agreement and all questions relating to the validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of California, notwithstanding any California or other conflict of law provisions to the contrary.” Accordingly, we have assumed that the applicable definition of fair market value would be determined in accordance with the laws of the State of California. TIMCO provided CVC with such definition as follows: “Fair market value is the price at which property would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, and both having reasonable knowledge of the relevant facts.”

Further, Apex’s 2001 annual report states that the fair market value of the Agreement will be affected by significant variables, including (i) the historical management fees paid to TIMCO, (ii) any projections of future management fees to be paid to TIMCO determined by the independent appraiser, (iii) the valuation of agreements similar to the Agreement and (iv) other factors, all of which may be unrelated to the performance of the Manager. We considered these factors, including but not limited to the historical and prospective financial and operating information, as presented in the documentation provided by TIMCO, as well as certain assertions made by TIMCO. Additionally, we have considered the current market and industry conditions that may influence the fair market value of the Agreement.

Finally, for the purposes of our analysis, we assumed that the Agreement would never be terminated for “cause” as defined in Paragraph 12, and that the Company would be in compliance with all of the other provisions of paragraph 10.2. That is, we assumed that the Company would ultimately be entitled to a termination fee equal to its fair market value determined on the basis of an unlimited term. In effect, we treated the Agreement as “perpetual” as of the Valuation Date.

VALUATION APPROACHES

We considered the following approaches when estimating the fair market value of the Agreement: the Income Approach, the Market Approach and the Cost Approach.

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

The Income Approach is a valuation technique by which fair market value is estimated based on the present value of the future cash flows an asset can be expected to generate over its remaining useful life. There are six basic steps in applying this approach. First, the annual after-tax cash flows the asset will generate for a reasonable projection period (i.e., their estimated remaining useful lives) are estimated. Second, these cash flows are discounted to their present value equivalents using a rate of return, which accounts for the risk inherent in the business or the asset and the time value of money. Third, the residual value of the asset at the end of its useful life is estimated, if appropriate. Fourth, the estimated residual value is discounted to its present value equivalent. Next, the present value equivalents of the estimated annual after-tax cash flows are summed and then added to the present value equivalent of the residual value to obtain an estimate of the asses value. Lastly, the benefit associated with amortizing the asset over its tax life is calculated and added to the value of the asset to arrive at its fair market value, if appropriate.

The Market Approach provides an estimate of fair market value based on market prices in actual transactions and on asking prices for assets currently available for sale. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the current value of the subject asset.

The Cost Approach is a valuation technique that uses the concept of replacement cost as an indicator of value. The premise of the cost approach is that a prudent investor would pay no more for an asset than that amount for which the asset could be replaced. Replacement cost new, which refers to the cost to replace the property with like .utility using current material and labor rates, establishes the highest amount a prudent investor would pay. To the extent that the subject asset will provide less utility than a new one, the value of the subject asset is less. Accordingly, replacement cost new is adjusted for loss in value due to physical deterioration, functional obsolescence, as well as economic obsolescence.

For the purpose of our analyses, CVC relied on the income approach based upon the facts and circumstances underlying the Agreement, the financial and operating information provided by TIMCO, as well as the merits of each of the respective valuation approaches. We did not attempt to apply the Market Approach because we consider it to be highly unlikely that we could find sufficient information in the public domain about any transactions involving the transfers of similar agreements. We did not apply the Cost Approach as we concluded that the “replacement cost” of the Agreement would not be a good indicator of its value.

PROCEDURES PERFORMED

CVC performed a valuation that is considered limited-scope in nature. The following details our limited scope of services to estimate the fair market value of the Agreement, as of the Valuation Date:

•	a valuation review of the pertinent terms of the Agreement;

•	a limited analysis of the conditions in, and the economic outlook for, the asset and investment management and advisory industry;

•	an analysis of general market data, including economic, governmental, and environmental factors, that may affect the value of the Agreement;

•	discussions with the Company’s management concerning the history and future operations of Apex and how the Agreement will be affected;

•	an analysis of Apex’s operating and financial results;

•	an analysis of the Company’s historical and projected Base Management Compensation as defined in Paragraph 6.1 of the Agreement;

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

•	an analysis of the Company’s historical and projected net income and cash flows to be derived from the Base Management Compensation;

•	limited scope analysis of capitalization, utilizing an appropriate discount rate, of future net cash flows to be derived from the Agreement, based upon actual end projected results relating to terms of the Agreement, the Average Net Invested Capital, the normalized level of Base Management Compensation and the costs associated with providing the underlying services to Apex; and

•	consideration of other facts and data relating to the Agreement including, but not limited to our observation of a history and expectation of future Incentive Management Compensation indicating a positive “option” value to the Company which was excluded front our cash flow analysis.

INCOME APPROACH

For the reasons stated above, we assumed that the term of the Agreement is effectively perpetual. Therefore, to estimate the fair market value of the Agreement, we capitalized a “normalized” annual net cash flow amount. That is, the normalized annual amount was treated as an annuity, consistent with the assumption that the term of the Agreement is perpetual.

In the capitalization of cash flows method, normalized operating results indicative of the financial performance of the business in a steady state are used. The normalized pre-tax earnings are converted to free cash flow by deducting taxes, as well as charges for the use of working capital, fixed assets and other assets that assist in generating the cash flows for the Agreement. The resulting normalized free cash flow associated with the asset is then capitalized using a capitalization rate, which is calculated by subtracting the long-term expected annual growth rate from the discount rate (i.e., the weighted average cost of capital).

The normalized cash flows were based on discussions with TIMCO, historical financial and operating information relating to Apex and the Company, as provided by TIMCO, as well as information independently obtained in the marketplace.

Management Fee Assumption

According to Paragraph 2.1 of the Agreement, the general duties of the Company primarily includes two activities: (i) asset/liability management—acquisition, financing, hedging, management and disposition of mortgage related assets, including credit and prepayment risk management; and (ii) capital management—oversight of Apex’s structuring, analysis, capital raising and investor relations activities. In conducting these activities, the Company formulates operating strategies for Apex, arranges the acquisition of mortgage related assets by Apex, arranges for various types of financing for Apex, monitors the performance of Apex’s mortgage related assets, and provides certain administrative and managerial services in connection with the operations of Apex. The Company is required to manage the business affairs of Apex in conformity with the policies that are approved and monitored by Apex’s Board of Directors. The Company is required to prepare regular reports for Apex’s Board of Directors that will review acquisitions of mortgage related assets, portfolio composition and characteristics, credit quality, performance and compliance with the policies approved by Apex’s Board of Director.

At all times, the Company is subject to the direction and oversight of Apex’s Board of Directors and will have only such functions and authority as Apex may delegate to it. The Company is responsible for the day-to-day operations of Apex.

For the above-mentioned services, the Company is entitled to a Base Management Compensation fee and an Incentive Management Compensation fee in accordance with paragraph 6 of the Agreement—Compensation of the Manager.

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

As stated in paragraph 6.1 of the Agreement, “Base Management Compensation: [f]or the services rendered under this Agreement, the Company shall pay the Manager, commencing on the Effective Date and payable as described below, base management compensation equal to  3/4 of 1% of the Average Net Invested Capital of the Company (the “Based Management Compensation”). The Based Management Compensation for each month, and such calculation shall be promptly delivered to the Company. The Company shall pay any amount payable pursuant to this Section 6.1 for such month within 15 days after receipt of Manager’s written statement setting forth the computation of the Base Management Compensation.”

To calculate the Base Management Compensation, Average Net Invested Capital is defined in the Second Amendment to the Management Agreement, dated December 16, 1999. Accordingly, “Average Net Invested Capital” means the month end sum of (1) the Company’s total shareholders’ equity computed in accordance with generally accepted accounting principles, plus (2) any unsecured debt that has been approved for inclusion by the Unaffiliated Directors at issuance, plus or minus (3) an adjustment to exclude the impact of any unrealized gains, losses or other items that do not affect realized net income.

During 2002, the Average Net Invested Capital ranged between $140.5 million at January 31, 2002 and $296.9 million at October 31, 2002. At December 31, 2002, the Average Net Invested Capital was approximately $292.7 million. The significant increase in the Average Net Invested Capital during 2002 was primarily a result of two additional stock offerings (i.e., one in March 2002 and the second in May 2002).

The following summarize the Base Management Compensation paid by Apex to TIMCO, from the inception of Apex (i.e., December 1997) through December 31, 2002:

Year	Base Management Compensation
1997	$43,000
1998	$644,000
1999	$629,000
2000	$512,000
2001	$471,000
2002	$1,912,000

According to paragraph 6.2 of the Agreement, “Incentive Management Compensation: [i]n addition to the Base Management Compensation, the Manager shall receive as incentive compensation, for each fiscal quarter an amount equal to 30% of the Net Income of the Company, before incentive compensation, for such fiscal quarter in excess of the amount that would produce an annualized Return on Equity (calculated by multiplying the Return on Equity for such fiscal quarter by four) equal to the Ten-Year U.S. Treasury Rate for such fiscal quarter plus 1% (the “Incentive Management Compensation”).”

TIMCO has asserted that the following amounts represent the historical annual Incentive Management Compensation since inception:

Year	Incentive Management Compensation
1998	$619,000
1999	$1,714,000
2001	$634,000
2002	$2,00,000

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

For the purpose of our analyses, we have considered the potential for incremental value of the Incentive Management Compensation under paragraph 6.2 of the Agreement. However, our valuation relied solely on the “Base Management Compensation” to provide the Company with an indication of the minimum fair market value of the Agreement.

TIMCO provided Apex’s historical financial statements, 2002 monthly calculations of the Average Net Invested Capital, 2002 monthly calculations of the Base Management Compensation, as well as providing a current estimate. for the normalized level of future annual Base Management Compensation of approximately $2.22 million. This normalized annual Base Management Compensation was derived from the Average Net Invested Capital and management fees for the periods between May 31, 2002 and December 31, 2002 (i.e., an average monthly management fee of approximately $180,000.)

TIMCO believes that the estimated normalized level of annual Base Management Compensation of approximately $2.22 million is conservative. This is because this estimate reflects the: (1) exclusion of any impact from the Incentive Management Compensation that the Company asserts can range from $2.0 million to $10.0 million depending on market conditions; (2) exclusion of the impact from any future additional stock offerings which would result in an increase in the Average Net Invested Capital and the Base Management Compensation (as mentioned above, two stock offerings occurred during 2002); (3) consideration that 99.8% of the Apex portfolio is invested in AAA rated securities or U.S. Government Agency guaranteed securities, so that any unrealized losses will be reduced over time as such securities are held long-term and values accrete to par; and, (4) consideration that the normal annual dividends and distributions that are required to maintain a Real Estate Investment Trust tax status (i.e., 90% of taxable income) will continue to be made but no additional dividends or distributions beyond this required level are contemplated.

Expense Assumption

In connection with providing the management and advisory services to Apex, in accordance with the Agreement, the Company must incur certain operating and administrative expenses, as detailed below.

According to paragraph 7.1 of the Agreement, “Expenses of the Manager: “[w]ithout regard to the compensation received under this Agreement by the Manager, the Manager shall bear the following expenses:

7.1.1 employment expenses of the personnel employed by the Manager and/or its Affiliates (including, but not limited to, officers of the Company employed by the Manager and/or its Affiliates), including but not limited to, salaries, wages, payroll taxes and the cost of employee benefit plans of such personnel;

7.1.2 rent, telephone, utilities, office furniture, equipment, machinery, and other office expenses of the Manager and/or Affiliates required for the Company’s day-to-day operations, including bookkeeping, clerical, and back-office services provided by the Manager or its Affiliates.”

The leading companies in the asset arid investment management and advisory industry, such as the TCW Group, Inc., have relatively low cost structures associated with managing, advising and administering their existing assets under management. This is because of: (1) the significant amount of assets under management, (2) the number of clients and/or funds managed, (3) the fees associated with the assets under management, (4) the need to control and allocate resources and operating expenses given current market conditions, (5) the reimbursable costs paid by the underlying companies/clients, and (6) the costs to service existing assets under management and clients exclude any advertising and marketing expenses to attract new assets under management and clients, which represent significant annual expenditures for this particular industry.

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

Based upon assertions made by TIMCO, the annual operating expenses (i.e., fully loaded) incurred by the Company associated with managing, advising and administering Apex is approximately 15% of its Base Management Compensation. Therefore, the Company’s normalized annual operating expenses associated with servicing the Agreement are estimated to be approximately $330,000. This resulted in pre-tax normal annual base earnings of approximately $1.89 million at the Valuation Date.

Tax Expense Assumption

We deducted a marginal combined federal and state corporate income (statutory) tax rate of 40% to arrive at the after-tax normal annual base earnings attributable to the Agreement. This rate is conservative in light of current U.S. tax law which would permit the establishment of a new amortizable tax basis in the Agreement if, consistent with the definition of fair market value, it was sold as an intangible asset. The statutory amortization period would be 15 years. The tax amortization benefit would yield additional net cash flows that we have excluded from after-tax normal annual base earnings attributable to the Agreement. Alternatively, the impact of the tax amortization benefit could be taken into account by reducing the effective tax rate in those years that the amortization deductions are to be claimed. We conservatively excluded the additional cash flows and did not adjust the tax rate. Thus, we have not added any incremental value to the Agreement to reflect the potential for the tax amortization benefits.

Other Potential Adjustments to Net Income

Given the sizes of The TCW Group, Inc. and its direct competitors in the industry, in terms of total assets under management, as well as the assets under management of Apex, it was ascertained that only an immaterial charge for the use of any working capital, fixed assets and other assets is needed to support and generate the cash flows of the Agreement. However, for the purpose of our analyses, no capital charges were imputed because of the nominal impact on the indicated fair market value of the Agreement.

Normalized Annual Free Cash Flow

We have assumed that any depreciation, amortization and/or other non-cash charges that may be reflected in the 15% expense factor are immaterial. Consequently, we have assumed that normalized annual free cash flow is equivalent to the after-tax normal annual base earnings. We computed this amount to be approximately $1.13 million at the Valuation Date.

Long-Term Sustainable Growth Rate

For the capitalization of cash flow analysis, a conservative long-term growth rate of 3.0% was selected based on discussions with TIMCO’s Management which reflects the following: (1) the annual amounts of undistributed net income that are reinvested into Apex, (2) new stock offerings into the future, and (3) the current and future economic and industry conditions affecting Apex.

Required Rate of Return on Invested Capital

The $1.13 million of normal annual base free cash flow associated with the Agreement at the Valuation Date was capitalizing using a rate derived from a 13.0% observed average weighted average cost of capital (“WACC”) for the industry and the 3.0% assumed long-term sustainable growth rate, as discussed above. The WACC provides the fair return on total capitalization by weighting the expected yield rates indicated for the equity and debt components in proportion to their estimated percentages in an expected capital structure. As shown on the attached Exhibit II, we calculated an average WACC of 13.0% in this industry. Consequently, the capitalization rate applied to the normal annual base free cash flow associated with the Agreement was 10.0%. This yields a capitalized value of approximately $11.3 million ($1.13 million divided by 10.0%).

Mr. David S. DeVito

TCW Investment Management Company

March 11, 2003

CONCLUSIONS

Based upon our limited procedures and analyses, as presented in this letter report and attached exhibits, the assumptions provided by and discussed with TIMCO, as well as the facts and circumstances surrounding the Agreement, as of the Valuation Date, we have concluded that the fair market value of the Agreement is greater than $10.0 million.

This conclusion is based upon our determination that the fair market value contributed by the Base Management Compensation alone would be approximately $11.3 million using the assumption described above. This value should be considered the minimum fair market value in light of the potential for incremental value associated with the Incentive Management Compensation and with the tax amortization benefits associated with amortizing the Agreement for tax purposes.

LIMITING CONDITIONS

The findings in this report, as well as the attached analyses, are based on data obtained directly from the management of TIMCO, Apex and from the sources of publicly available information. We have not attempted to verify the information received from such sources and, therefore, cannot assume responsibility for its accuracy.

Our procedures did not include investigation of, and we assume no responsibility for, the titles to, or any liens against, Apex’s underlying assets. Also, except as otherwise stated, we did not physically inspect the underlying assets. Further, we assume there are no hidden, inapparent, or unexpected conditions that could affect the value of the Agreement and accept no responsibility for discovering such conditions.

Our work is premised on the assumptions and limiting conditions as described in this letter report, the terms and conditions in our engagement letter dated March 6, 2003, and the facts and circumstances as of the Valuation Date.

These limited procedures were performed solely for the purpose identified in this report. Distribution of our findings and this letter report, which is to be distributed only its entirety, is intended for and restricted to the management of TIMCO, TIMCO’s independent accountants and legal counsel, and to the Apex Board of Directors and their independent accountants and legal counsel. Our findings and report are not to be used with, circulated, quoted or otherwise referred to, in whole or in part, for any other purpose without our express written consent. In no event, regardless of whether consent has been provided, shall we assume any responsibility to any third party to which any advice or letter report is disclosed or otherwise made available.

* * * * *

We appreciate this opportunity to have been of service to you. If you have questions regarding the content of this letter report, please contact Stephen Gerard, Corporate Value Consulting Managing Director at 646.471.3055 or Jonathan Jacobs, Corporate Value Consulting Director at 954.224.6692.

Very truly yours,

/S/    STANDARD & POOR’S CORPORATE VALUE CONSULTING

Standard & Poor’s Corporate Value Consulting

By:	Stephen C. Gerard
Managing Director

cc:	Board of Directors of Apex Mortgage Capital, Inc.